UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Stellus Capital Investment Corporation

Address of Principal Business Office:	10000 Memorial Drive, Suite 500 Houston, TX 77024

Telephone Number:	(713) 292-5400

Name and Address of Agent	Robert T. Ladd
For Service of Process:	President and Chief Executive Officer
Stellus Capital Investment Corporation
10000 Memorial Drive, Suite 500 Houston, TX 77024

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Houston and the State of Texas on the 28th day of September, 2012.

Stellus Capital Investment Corporation

By:	/s/ Robert T. Ladd
Name:	Robert T. Ladd
Title:	President and Chief Executive Officer

Attest:	/s/ W. Todd Huskinson
Name:	W. Todd Huskinson
Title:	Chief Financial Officer